FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of September 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: September 15, 2003

	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

GEMPLUS’ USIM POWERS LAUNCH OF

HUTCHISON 3G AUSTRIA’S 3G NETWORK

Hutchison 3G Austria (“3”) marks the second Austrian mobile operator to select Gemplus’ 3G USIMi card solution for its UMTSii network implementation

Luxembourg, 15. September 2003, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today announces its selection by Hutchison 3G Austria (“3”), the first purely mobile multimedia provider on the Austrian market, to deliver USIM card technology to support the operator’s 3G launch.

With two leading mobile operators committing to 3G in less than one year, Austria reinforces its technologically aggressive and innovative reputation in Europe, as the only European country with two 3G operational networksiii. Gemplus, a partner to both operators, strengthens its foothold and leadership in the Austrian market.

“Gemplus was the obvious choice for the supply of our 3G USIM cards because of its international outreach and significant experience in an emerging field, not least within other global markets of 3,” said Berthold Thoma, CEO Hutchison 3G Austria.

Gemplus’ USIM technology, GemXplore 3G, enables fast and easy download of advanced data applications with increased data speeds of up to 384 kbps. End-users benefit from a flexible platform for data services, such as for EMV, loyalty, CDMA, and GSM, all within an enhanced secure environment.

“The Austrian market is proving once again that it is ahead of the game when it comes to advances in technology. It is the only European country to have two 3G networks and Gemplus is delighted to be involved in both,” said Philippe Vallée, Executive Vice President Telecom Business Unit, Gemplus.

Besides supplying USIM cards, Gemplus has also been to deliver the software development tool, GemXplore CASE for 3G. This tool belongs to the most advanced range of software products for the development and deployment of mobile services for third generation mobile networks.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

About Hutchison 3G Austria

Gemplus’ USIM powers Launch of Hutchison 3G Austria’s EG Network

Hutchison 3G Austria is a 100% subsidiary of Hutchison Whampoa Limited, headquartered in Hong Kong and owner of the UMTS license since November 2000. Under the brand “3” the company launches as the first purely mobile multimedia provider on the Austrian market. 3 provides innovative multimedia products and services for mobile usage (e.g. video call, video clips, etc.). 3 is a convergence of telecommunication, internet and classic media.

©2003 Gemplus. All rights reserved. Gemplus, GemXplore, and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For further information, contact:

Christian Heizmann Gemplus Germany Tel :+49 89 96 116 535 Email: christian.heizmann@gemplus.com	Jane Strachey Gemplus France Tel: +33 4 42 36 46 61 Email: jane.strachey@gemplus.com

Mag. Maritheres Paul Hutchison 3G Austria GmbH
Tel.:	+43-(0)5-0660 33704
Vanity #:	+43-660-3PRESSE
3Mobile:	+43-660-3773773
Email:	maritheres.paul@drei.com

Editor’s Notes:

[i]	USIM — Universal Subscriber Identity Module
ii	UMTS — Universal Mobile Telecommunications Service
iii	Fast Facts about 3G in Austria (Source: www.drei.at):
–	85% of all Austrians use a mobile phone making Austria one of the top ranked European countries for mobile phone distribution.
–	Almost 7 million GSM handsets are in use in Austria, serving as a solid foundation for 3G. Especially because market studies predict that ca. 16% of all mobile subscribers, and altogether 59% in the foreseeable future, will switch to “3” Multi Media Mobiles.
–	Local market research expects that approximately 400,000 entrepreneurs and managers will recognize the benefits of 3G quickly.
–	Compared with GSM, 3G networks not only offer a telephone connection for voice and data, but also ready-to-use applications and content including video conferencing, video calls, location based services and quick maps, video downloads, mobile banking or real-time news updates.